Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

March 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Rail Vision Ltd. (CIK 0001743905)
Registration Statement No. 333-262854 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Rail Vision Ltd. (the “Registrant”) hereby withdraws its request submitted on March 25, 2022 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on March 28, 2022 at 4:00 p.m., Eastern Time.

Further, pursuant to Rule 461 of the Securities Act, the Registrant hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective on March 30, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Gary Emmanuel at (212) 547-5541. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

RAIL VISION LTD.

By:	/s/ Ofer Naveh
Ofer Naveh Chief Financial Officer